UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number 1-34694

VEON Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT

Underwriting Agreement

On April 6, 2017, VEON Ltd. (“VEON”) entered into an underwriting agreement (the “Underwriting Agreement”) by and among VEON, Telenor East Holding II AS (the “Selling Shareholder”) and Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, as underwriters, relating to an offering (the “Offering”) of an aggregate of 70,000,000 of VEON’s common shares, US$0.001 nominal value per share (each, a “Common Share”), by the Selling Shareholder in the form of Common Shares listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam B.V., and American Depositary Shares listed on the NASDAQ Global Select Market (the “ADSs” and, together with the Common Shares, the “Shares”), each representing one Common Share, pursuant to VEON’s Registration Statement on Form F-3, File No. 333-196223, as amended, initially filed with the Securities and Exchange Commission on May 23, 2014, as supplemented by the prospectus supplement dated April 6, 2017.

Pursuant to the Underwriting Agreement, the underwriters purchased the Shares at a price of $3.70312 per Common Share or ADS. The Offering closed on April 12, 2017. VEON did not receive any proceeds from the sale of any Shares by the Selling Shareholder.

A copy of the Underwriting Agreement is filed as Exhibit 1.1 hereto. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: April 12, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

EXHIBIT INDEX

Exhibit Number	Description

1.1	Underwriting Agreement, dated April 6, 2017, by and among VEON Ltd., Telenor East Holding II AS, as selling shareholder, and Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, as underwriters.